EXHIBIT 99.05

AMBAC ASSURANCE CORPORATION AND SUBSIDIARIES

(a wholly owned subsidiary of Ambac Financial Group, Inc.)

Consolidated Unaudited Financial Statements

As of June 30, 2007 and December 31, 2006

and for the Three and Six Months Ended June 30, 2007 and 2006

Ambac Assurance Corporation and Subsidiaries

Consolidated Balance Sheets

June 30, 2007 and December 31, 2006

(Dollars in Thousands Except Share Data)

	June 30, 2007	December 31, 2006
	(unaudited)
ASSETS
Investments:
Fixed income securities, at fair value (amortized cost of $10,087,589 in 2007 and $9,669,972 in 2006)	$10,118,102	$9,877,920
Short-term investments, at cost (approximates fair value)	187,651	232,179
Other (cost of $38,070 in 2007 and $12,845 in 2006)	38,872	13,397

Total investments	10,344,625	10,123,496

Cash	34,500	23,595
Securities purchased under agreements to resell	155,000	95,000
Receivable for securities sold	48,310	2,382
Investment income due and accrued	137,978	131,538
Reinsurance recoverable on paid and unpaid losses	4,793	3,921
Prepaid reinsurance	322,914	315,498
Deferred acquisition costs	271,235	252,115
Derivative assets	939,363	1,018,886
Loans	272,511	11,291
Other assets	92,520	83,841

Total assets	$12,623,749	$12,061,563

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Unearned premiums	$3,068,398	$3,048,039
Loss and loss expense reserve	255,825	220,074
Ceded reinsurance balances payable	19,194	20,080
Obligations under payment agreements	248,225	248,415
Long-term debt	275,490	—
Deferred income taxes	136,886	208,053
Current income taxes	62,101	61,342
Payable for securities purchased	134,850	95,973
Derivative liabilities	904,005	920,399
Other liabilities	286,999	246,882

Total liabilities	5,391,973	5,069,257

Stockholder’s equity:
Preferred stock, par value $1,000 per share; authorized shares - 285,000; issued and outstanding shares - none	—	—
Common stock, par value $2.50 per share; authorized shares - 40,000,000; issued and outstanding shares - 32,800,000 at June 30, 2007 and December 31, 2006	82,000	82,000
Additional paid-in capital	1,545,459	1,508,828
Accumulated other comprehensive income	28,510	141,927
Retained earnings	5,575,807	5,259,551

Total stockholder’s equity	7,231,776	6,992,306

Total liabilities and stockholder’s equity	$12,623,749	$12,061,563

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

For The Three and Six Months Ended June 30, 2007 and 2006

(Dollars in Thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenues:
Financial Guarantee:
Gross premiums written	$263,705	$314,210	$516,160	$533,984
Ceded premiums written	(28,437)	(57,747)	(57,921)	(48,990)

Net premiums written	$235,268	$256,463	$458,239	$484,994

Net premiums earned	$226,547	$212,548	$445,904	$408,496
Other credit enhancement fees	16,661	13,494	31,545	27,024

Net premiums earned and other credit enhancement fees	243,208	226,042	477,449	435,520
Net investment income	113,201	104,454	225,265	206,174
Net realized investment gains	881	1,892	1,321	1,513
Net mark-to-market (losses) gains on credit derivative contracts	(56,867)	5,381	(61,991)	7,334
Other income	1,997	3,444	5,193	31,458
Financial Services:
Investment income	3,011	3,095	6,023	6,104
Derivative products	1,675	5,375	8,883	15,394

Total revenues	307,106	349,683	662,143	703,497

Expenses:
Financial Guarantee:
Loss and loss expenses	17,096	12,822	28,518	12,949
Underwriting and operating expenses	33,438	31,865	69,814	69,723
Financial Services:
Interest on payment agreements	2,547	2,342	5,011	4,409
Derivative products	1,424	1,550	2,719	3,196

Total expenses	54,505	48,579	106,062	90,277

Income before income taxes	252,601	301,104	556,081	613,220

Provision for income taxes	63,241	82,121	144,725	169,071

Net income	$189,360	$218,983	$411,356	$444,149

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Stockholder’s Equity

(Unaudited)

For The Six Months Ended June 30, 2007 and 2006

(Dollars in Thousands)

	2007		2006
Retained Earnings:
Balance at January 1	$5,259,551		$4,509,653
Net income	411,356	$411,356	444,149	$444,149

Dividends declared—common stock	(95,100)		(68,000)
Dividends on restricted stock units	—		(372)

Balance at June 30	$5,575,807		$4,885,430

Accumulated Other Comprehensive (Loss) Income:
Balance at January 1	$141,927		$136,897
Unrealized losses on securities, ($177,179) and ($201,422), pre-tax, in 2007 and 2006, respectively (1)		(115,166)		(130,924)
Foreign currency translation gain		1,749		4,319

Other comprehensive loss	(113,417)	(113,417)	(126,605)	(126,605)

Comprehensive income		$297,939		$317,544

Balance at June 30	$28,510		$10,292

Preferred Stock:
Balance at January 1 and June 30	$—		$—

Common Stock:
Balance at January 1 and June 30	$82,000		$82,000

Additional Paid-in Capital:
Balance at January 1	$1,508,828		$1,453,060
Capital issuance costs	(1,685)		(1,865)
Employee benefit plans	30,084		11,300
Excess tax benefit related to share-based compensation	8,232		4,465

Balance at June 30	$1,545,459		$1,466,960

Total Stockholder’s Equity at June 30	$7,231,776		$6,444,682

(1) Disclosure of reclassification amount:
Unrealized holding losses arising during period	$(114,476)		$(131,232)
Less: reclassification adjustment for net securities gains (losses) included in net income	690		(308)

Net unrealized losses on securities	$(115,166)		$(130,924)

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

For The Six Months Ended June 30, 2007 and 2006

(Dollars in Thousands)

	Six Months Ended June 30,
	2007	2006
Cash flows from operating activities:
Net income	$411,356	$444,149
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,347	1,379
Amortization of bond premium and discount	12,330	11,654
Share based compensation	23,024	12,573
Current income taxes	759	50,197
Deferred income taxes	(10,100)	(10,844)
Deferred acquisition costs	(12,672)	(9,003)
Unearned premiums, net	12,943	77,996
Loss and loss expenses	34,879	(14,662)
Ceded reinsurance balances payable	(886)	14,334
Change in trading account assets	(25,195)	—
Net mark-to-market losses (gains)	61,991	(7,334)
Net realized investment gains	(1,321)	(1,513)
Other, net	(52,869)	18,003

Net cash provided by operating activities	455,586	586,929

Cash flows from investing activities:
Proceeds from sales of bonds	2,189	515,803
Proceeds from maturities of bonds	307,761	201,347
Purchases of bonds	(742,416)	(1,431,078)
Change in short-term investments	44,528	202,192
Loans	(261,220)	(2,809)
Securities purchased under agreements to resell	(60,000)	(48,000)
Other, net	38	982

Net cash used in investing activities	(709,120)	(561,563)

Cash flows from financing activities:
Dividends paid	(95,100)	(68,000)
Capital issuance costs	(1,685)	(1,865)
Securities sold under agreements to repurchase	—	25,000
Proceeds from issuance of long-term debt	275,490	—
Payment agreements	(190)	(165)
Net cash collateral received	77,692	14,191
Excess tax benefit related to share-based compensation	8,232	4,465

Net cash provided by (used in) financing activities	264,439	(26,374)

Net cash flow	10,905	(1,008)
Cash at January 1	23,595	20,469

Cash at June 30	$34,500	$19,461

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$145,982	$125,235

Interest on payment agreements	$4,841	$4,007

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands)

(1) Background and Basis of Presentation

Ambac Assurance and subsidiaries, headquartered in New York City, provides financial guarantee products and other financial services to clients in both the public and private sectors around the world. Ambac Assurance Corporation, a leading guarantor of public finance and structured finance obligations, has earned triple-A financial strength ratings, the highest ratings available from Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services, and Fitch, Inc. Financial guarantee insurance provides an unconditional and irrevocable guarantee that protects the holder of a fixed income obligation against non-payment of principal and interest when due. Essentially, Ambac Assurance makes payment if the obligor responsible for making payments fails to do so. A bond guaranteed by Ambac Assurance receives triple-A ratings, typically resulting in lower financing costs for the issuer and the guarantee generally makes the issue more marketable, both in the primary and secondary markets. Ambac Assurance’s financial strength ratings are an essential part of Ambac Assurance’s ability to provide credit enhancement and any reduction in these ratings could have a materially adverse affect on Ambac Assurance’s ability to compete in the financial guarantee business. Ambac Assurance provides financial guarantees for bond issues and other forms of debt financing. As an alternative to financial guarantee insurance, credit protection relating to a particular pool of assets, security or issuer can be provided through a credit derivative. Ambac provides credit protection in the global markets in credit derivative form. Ambac Assurance is a wholly owned subsidiary of Ambac Financial Group, Inc, a holding company whose subsidiaries provide financial guarantee products and other financial services to clients in both the public and private sectors around the world. As of June 30, 2007, Ambac Assurance’s net guarantees in force (principal and interest) were $849,061,604.

The accompanying consolidated unaudited interim financial statements have been prepared on the basis of U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could differ from those estimates. The results of operations for the six months ended June 30, 2007 may not be indicative of the results that may be expected for the full year ending December 31, 2007. These consolidated financial statements and notes should be read in conjunction with the financial statements and notes included in (i) the audited consolidated financial statements of Ambac Assurance and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, which was filed with the Securities and Exchange Commission on March 1, 2007 as Exhibit 99.01 to Ambac Financial Group Inc.’s Form 10-K and (ii) the unaudited consolidated financial statements of Ambac Assurance and subsidiaries as of March 31, 2007, which was filed with the SEC on May 10, 2007 as Exhibit 99.03 to Ambac Financial Group’s 10-Q for the quarterly period ended March 31, 2007.

The consolidated financial statements include the accounts of Ambac Assurance and all other entities in which Ambac Assurance has a controlling financial interest. All significant intercompany balances have been eliminated. The usual condition for a controlling financial

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as variable interest entities (“VIEs”), through arrangements that do not involve controlling voting interests.

Certain reclassifications have been made to prior period’s amounts to conform to the current period’s presentation.

(3) Net Premiums Earned

Gross premiums are received either upfront (typical of public finance obligations), or in installments (typical of structured finance obligations). Up-front insurance premiums written are received for an entire bond issue, which may contain several maturities; and are recorded as unearned premiums. The premium is allocated to each bond maturity proportionately based on total principal amount guaranteed and is recognized as premiums on a straight-line basis over the term of each maturity. Installment insurance premiums written are recognized as premiums earned over each installment period, typically one year or less, on a straight-line basis. Premium earnings under both the upfront and installment revenue recognition methods are in proportion to the principal amount guaranteed and result in higher premium earnings during periods where guaranteed principal is higher. When an issue insured by Ambac Assurance has been refunded or called, the remaining unrecognized premium (net of refunding credits, if any) is recognized at that time.

Premiums ceded to reinsurers reduce the amount of net premiums earned by Ambac Assurance from its financial guarantee insurance policies. For both up-front and installment premiums, ceded premiums written are primarily recognized in earnings in proportion to and at the same time the related gross premium revenue is recognized. Prepaid reinsurance represents the portion of premiums ceded to reinsurers relating to unearned premiums ceded under reinsurance contracts. As discussed in footnote 7, the accounting for premiums earned is subject to change.

(3) Loss and Loss Expenses

The loss reserve policy for financial guarantee insurance discussed in this footnote relates only to Ambac Assurance’s non-derivative insurance business. Losses and loss expenses are based upon estimates of the ultimate aggregate losses inherent in the non-derivative financial guarantee portfolio as of the reporting date. The evaluation process for determining the level of reserves is subject to certain estimates and judgments. In most instances, claim payments are forecasted in advance of issuer default as a result of active surveillance of the insured book of business and observation of deterioration in the obligor’s credit standing. Based upon Ambac Assurance’s experience, claim payments become probable and estimable once the issuer’s credit profile has migrated to certain impaired credit levels. The trustee, on behalf of the insured party, named beneficiary, or custodian has the right to make a claim under Ambac Assurance’s financial guarantee insurance policy at the first scheduled debt service date of the defaulted obligation. As discussed in the last paragraph of this Note, the accounting for credit loss reserves is subject to change.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The liability for losses and loss expenses consists of active credit and case basis credit reserves. Active credit reserves are for probable and estimable losses due to credit deterioration on insured credits that have not yet defaulted or been reported and are reflected on an undiscounted basis as of the reporting date. The establishment of reserves for exposures that have not yet defaulted is a common practice in the financial guarantee industry. However, Ambac Assurance is aware that there are differences in the specific methodologies applied by other financial guarantors in establishing such reserves. Ambac Assurance’s active credit reserve is based on management’s on-going review of the non-derivative financial guarantee credit portfolio. Active surveillance of the insured portfolio enables Ambac Assurance’s Surveillance Group to track credit migration of insured obligations from period to period and prepare an adversely classified credit listing. The active credit reserve is established only for adversely classified credits. The criteria for an exposure to be included on the adversely classified credit listing includes the deterioration in an issuer’s financial condition, underperformance of the underlying collateral (for collateral dependent transactions such as mortgage-backed securitizations), problems with the servicer of the underlying collateral and other adverse economic events or trends. The servicer of the underlying collateral of an insured securitization transaction is a consideration in assessing credit quality because the servicer’s performance can directly impact the performance of the related issue. For example, a servicer of a mortgage-backed securitization that does not remain current in its collection efforts could cause an increase in the delinquency and potential default of the underlying obligation.

The active credit reserve is established through a process that begins with estimates of probable losses inherent in the adversely classified credit portfolio. These estimates are based upon: (i) Ambac Assurance’s internal system of credit ratings, which are analogous to the risk ratings of the major rating agencies; (ii) internally developed historical default information (taking into consideration ratings and average life of an obligation); (iii) internally developed loss severities; and (iv) the net par outstanding on the adversely classified credit. The loss severities and default information are based on rating agency information and are specific to each bond type and are established and approved by Ambac Assurance’s Portfolio Risk Management Committee. The Portfolio Risk Management Committee is comprised of senior risk management professionals and other senior management of Ambac Assurance. For certain adversely classified credit exposures, Ambac Assurance’s additional monitoring and loss remediation efforts may provide information relevant to the estimate of the active credit reserve. Additional remediation activities applied to adversely classified credits can include various actions by Ambac Assurance. The most common actions include obtaining detailed appraisal information on collateral, more frequent meetings with the issuer’s or servicer’s management to review operations, financial condition and financial forecasts and more frequent analysis of the issuer’s financial statements. In estimating the active credit reserve Ambac Assurance uses relevant credit-specific information obtained from its remediation efforts to supplement the statistical approach discussed above. Senior management meets at least quarterly with the Surveillance Group to review the status of their work to determine the adequacy of Ambac Assurance’s loss reserves and make any necessary adjustments. Active credit reserves were $203,707 and $172,644 at June 30, 2007 and December 31, 2006, respectively. The active credit reserves at June 30, 2007 and December

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

31, 2006 were comprised of 46 credits with net par of $3,223,583 and 55 credits with net par outstanding of $3,830,759, respectively. Included in the calculation of active credit reserves at June 30, 2007 and December 31, 2006 was the consideration of $11,875 and $6,859, respectively, of reinsurance which would be due to Ambac Assurance from reinsurers, upon default of the insured obligation.

Case basis credit reserves are for losses on insured obligations that have defaulted. We believe our definition of case basis credit reserves differs from other financial guarantee industry participants. Upon the occurrence of a payment default, the related active credit reserve is transferred to case basis credit reserve. Additional provisions for losses upon further credit deterioration of a case basis exposure are initially recorded through the active credit reserve and subsequently transferred to case basis credit reserves. Our case reserves represent the present value of anticipated loss and loss expense payments expected over the estimated period of default. Loss and loss expenses consider anticipated defaulted debt service payments, estimated expenses associated with settling the claims and estimated recoveries under collateral and subrogation rights. The estimate does not consider future installment premium receipts, as the likelihood of such receipts is remote. Ambac Assurance discounts these estimated net payments using discount rates that approximate the average taxable equivalent yield on our investment portfolio.

Case basis credit reserves were $52,118 and $47,430 at June 30, 2007 and December 31, 2006, respectively. The discount rate applied to case basis credit reserves was 4.50% at June 30, 2007 and December 31, 2006. The case basis credit reserves at June 30, 2007 and December 31, 2006 were comprised of 7 credits, with net par outstanding of $495,182 and $668,440, respectively. Additionally, we have reinsurance recoverables on case basis credit reserves of $4,857 and $4,972 at June 30, 2007 and December 31, 2006, respectively.

Ambac Assurance provides information on the classification of its loss reserve between active credit reserve and case basis credit reserve for the purpose of disclosing the components of the total reserve that relate to exposures that have not yet defaulted and those that have defaulted. The total reserve (active credit and case basis) was $255,825 and $220,074 at June 30, 2007 and December 31, 2006, respectively. Due to the relatively small number and large size of certain insured obligations comprising the active and case basis credit reserves, improvements or further deterioration in any one credit may significantly impact our loss provision in a given period. The provision for losses and loss expenses in the accompanying Consolidated Statements of Operations represents the expense recorded to bring the total reserve to a level determined by management to be adequate for losses inherent in the non-derivative financial guarantee insurance portfolio. Ambac Assurance’s management believes that the reserves for losses and loss expenses are adequate to cover the ultimate net cost of claims, but the reserves are based on estimates and there can be no assurance that the ultimate liability for losses will not exceed such estimates.

Our liabilities for credit losses are based in part on the short-duration accounting guidance in SFAS 60, “Accounting and Reporting by Insurance Enterprises.” The trustee (on behalf of the insured party), named beneficiary or custodian has a right to a claim payment under the financial

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

guarantee insurance policy at the date of the first scheduled debt service payment of a defaulted security in the amount equal to the payment shortfall. We believe a loss event occurs for financial guarantee insurance products at the time the issuers’ financial condition deteriorates to an impaired credit status rather than at the time the insured party has a right to a claim payment. Because of this belief and the ambiguities discussed below in the application of SFAS 60 to the financial guarantee industry, Ambac Assurance does not believe that SFAS 60 alone provides sufficient guidance. As a result, Ambac Assurance supplements the guidance in SFAS 60 with the guidance in SFAS 5, “Accounting for Contingencies,” which calls for a loss to be accrued if it is probable that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. Ambac Assurance also relies by analogy on EITF Issue 85-20, “Recognition of Fees for Guaranteeing a Loan,” which states that a guarantor should perform an ongoing assessment of the probability of loss to determine if a liability (and a loss) should be recognized under SFAS 5.

In management’s view, the accounting guidance noted above does not comprehensively address the attributes of financial guarantee insurance contracts, primarily due to the fact that SFAS 60 was developed prior to the maturity of the financial guarantee industry. Financial guarantee contracts have elements of long-duration insurance contracts in that they are generally irrevocable and extend over a period of time that may be 30 years or more but are considered and reported for regulatory purposes as property and casualty insurance, normally considered short-duration contracts. The short-duration and long-duration classifications have different methods of accounting for premium revenue, deferred acquisition costs and contract liability recognition.

Ambac Assurance is aware that there are certain differences regarding the measurement of liabilities for credit losses among participants in the financial guarantee industry. Difficulties in applying the existing insurance accounting literature; such as the classification of the insurance contracts as either short-duration or long-duration to the attributes of financial guarantee insurance, different measurement models and assumptions utilized, regulatory guidance provided to certain entities, and the existence of accounting literature providing guidance with respect to liability recognition for loan guarantees are the reasons for differences among the industry participants.

In January and February of 2005, the Securities and Exchange Commission staff discussed with the financial guarantee industry participants differences in loss reserve recognition practices among those participants. In June 2005, the Financial Accounting Standards Board (“FASB”) added a project to its agenda to consider the accounting by financial guarantee insurers for claims liability recognition, premium recognition and deferred acquisition costs. The proposed guidance was issued on April 18, 2007 and the final guidance is expected to be issued in the first quarter of 2008.

(4) Income Taxes

On January 1, 2007, Ambac Assurance adopted the provisions of FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS 109, which provides a framework to determine the appropriate level of tax reserves for uncertain tax

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

positions. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. Ambac Assurance’s liability for unrecognized tax benefits was not impacted as a result of the adoption of FIN 48.

Ambac Financial Group files a consolidated Federal income tax return with its subsidiaries. Ambac Financial Group and its subsidiaries also file separate or combined income tax returns in various states, local and foreign jurisdictions.

The following are the major jurisdictions in which Ambac Assurance and its subsidiaries operate and the earliest tax years subject to examination:

Jurisdiction	Tax Year
United States	2001
United Kingdom	2005

As of June 30, 2007 and December 31, 2006, the liability for unrecognized tax benefits is approximately $60,510 and $54,100, respectively. Included in these balances at June 30, 2007 and December 31, 2006 are $36,710 and $30,300, respectively, of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Over the next 12 months, Ambac Financial Group estimates it may decrease federal tax reserves by approximately $11,200 for issues that may no longer warrant a tax reserve after an expected settlement for the years 2001 through 2004.

Ambac Assurance accrues interest and penalties related to unrecognized tax benefits in the provision for income taxes. During the three months ended June 30, 2007 and 2006, Ambac Financial Group recognized approximately $780 and $400, respectively, in interest. Ambac Financial Group had approximately $3,610 and $2,200 for the payment of interest accrued at June 30, 2007 and December 31, 2006, respectively.

(5) Special Purpose and Variable Interest Entities

Ambac Financial Group has involvement with special purpose entities, including VIEs in the following ways. First, Ambac Assurance is a provider of financial guarantee insurance for various debt obligations. Second, Ambac Financial Group has sponsored two special purpose entities that issue medium-term notes (“MTNs”) to fund the purchase of certain financial assets. As discussed in detail below, these Ambac Financial Group-sponsored special purpose entities are considered Qualifying Special Purpose Entities (“QSPEs”). Lastly, Ambac Assurance is an investor in asset-backed securities issued by VIEs, and, in one transaction, has a beneficial interest in a VIE that purchases fixed rate municipal bonds with proceeds from the issuance of floating rate short term beneficial interests as discussed in detail below.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Financial Guarantees:

Ambac Assurance provides financial guarantees in respect of assets held or debt obligations of special purpose entities, including VIEs. Ambac Assurance’s primary variable interest exists through this financial guarantee insurance or credit derivative contract. The transaction structure provides certain financial protection to Ambac Assurance. This financial protection can take several forms; however, the most common are over-collateralization, first loss and excess spread. In the case of over-collateralization, (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), the structure allows the transaction to experience defaults among the securitized assets before a default is experienced on the structured finance obligations that have been guaranteed by Ambac Assurance. In the case of first loss, the financial guarantee insurance policy only covers a senior layer of losses on assets held or debt issued by special purpose entities, including VIEs. The first loss with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to special purpose entities, including VIEs, generate interest cash flows that are in excess of the interest payments on the related debt; such excess cash flow is applied to redeem debt, thus creating over-collateralization.

As of June 30, 2007, Ambac Assurance is the primary beneficiary and therefore consolidated a VIE under one transaction as a result of providing a financial guaranty. The VIE is a bankruptcy remote special purpose financing entity created by the issuer of debt securities to facilitate the sale of notes guaranteed by Ambac Assurance. Ambac Assurance is not primarily liable for the debt obligations of the VIE. Ambac Assurance would only be required to make payments on these debt obligations in the event that the issuer defaults on any principal or interest due. Additionally, Ambac Assurance’s creditors do not have rights with regard to the assets of the VIE.

Proceeds from the note issuance of the VIE, were used to extend loans to universities in the United Kingdom. The financial reports of this VIE are prepared by an outside trustee and are not available within the time constraints Ambac Assurance requires to ensure the financial accuracy of the operating results. As such, the financial results of the VIE will be consolidated on a one quarter lag. Total long-term debt outstanding under this note issuance was $275,490 with a maturity date of December 7, 2047 and a fixed rate of interest of 5.32% at June 30, 2007. Ambac Assurance is subject to potential consolidation of an additional $743,000 of assets and liabilities in connection with future utilization of the VIE.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following table provides supplemental information about the combined assets and liabilities associated with the VIE discussed above. The assets and liabilities of the VIE are consolidated into the respective Balance Sheet captions.

	At June 30, 2007	At December 31, 2006
Assets:
Cash	$9,027	$—
Investment income due and accrued	359	—
Loans	261,047	—
Other assets	5,057	—

Total assets	$275,490	—

Liabilities:
Long-term debt	$275,490	$—

Total liabilities	275,490	—

Stockholders’ equity:	—	—

Total liabilities and stockholders’ equity	$275,490	$—

Qualified Special Purpose Entities:

Ambac Financial Group has transferred financial assets to two special purpose entities. The business purpose of these entities is to provide certain financial guarantee clients with funding for their debt obligations. These entities meet the characteristics of QSPEs in accordance with SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). QSPEs are not subject to the requirements of FIN 46(R) and accordingly are not consolidated in Ambac Financial Group’s or Ambac Assurance’s financial statements. The QSPEs are legal entities that are demonstrably distinct from Ambac Financial Group. Ambac Financial Group, its affiliates or its agents cannot unilaterally dissolve the QSPEs. The QSPEs permitted activities are limited to those outlined below.

As of June 30, 2007, there have been 15 individual transactions processed through the QSPEs of which 10 are outstanding. In each case, Ambac Financial Group sold fixed income debt obligations to the QSPEs. These transactions are true sales based upon the bankruptcy remote nature of the QSPEs and the absence of any agreement or obligation for Ambac Financial Group to repurchase or redeem assets of the QSPEs. Additionally, Ambac Financial Group’s creditors do not have any rights with regards to the assets of the QSPEs. The purchase by the QSPEs is financed through the issuance of MTNs, which are collateralized by the purchased assets. Derivative contracts (interest rate and currency swaps) may be used for hedging purposes only. Derivative hedges are established at the time MTNs are issued to purchase financial assets. The activities of the QSPEs are contractually limited to purchasing assets from Ambac Financial Group, issuing MTNs to fund such purchase, executing derivative hedges and obtaining financial guarantee policies with respect to indebtedness incurred. Ambac Assurance may issue a financial guarantee insurance policy on the assets sold, the MTNs issued and/or the related derivative contracts. As of June 30, 2007, Ambac Assurance had financial guarantee insurance policies issued for all assets, MTNs and derivative contracts owned and outstanding by the QSPEs.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Pursuant to the terms of Ambac Assurance’s insurance policy, insurance premiums are paid to Ambac Assurance by the QSPEs and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in Ambac Assurance’s Consolidated Statements of Operations. Under the terms of an Administrative Agency Agreement, Ambac Financial Group provides certain administrative duties, primarily collecting amounts due on the obligations and making interest payments on the MTNs.

Assets sold to the QSPEs during the six months ended June 30, 2007 and the year ended December 31, 2006 were $0 and $450,000, respectively. No gains or losses were recognized on the sales in either period. As of June 30, 2007, the estimated fair value of financial assets, MTN liabilities and derivative hedge assets of the QSPEs was $1,941,079, $2,005,069 and $39,008, respectively. When market quotes are not available, fair values are based on internal valuation models, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Ambac Assurance received gross premiums for issuing financial guarantee policies on the assets, MTNs and derivative contracts of $3,173 and $2,572 for the six months ended June 30, 2007 and 2006, respectively. Ambac Financial Group also received fees for providing other services amounting to $126 and $140 for the six months ended June 30, 2007 and 2006, respectively.

VIE Beneficial Interest:

Ambac Assurance owns a beneficial interest in a special purpose entity that meets the definition of a VIE. This entity has issued floating rate beneficial interests to investors and invested the proceeds in fixed rate municipal debt securities. These beneficial interests are directly secured by the related municipal debt securities. Ambac Assurance is the primary beneficiary of this entity as a result of its beneficial interest. The fixed rate municipal debt securities, which are reported as “Investments in fixed income securities, at fair value” on the Consolidated Balance Sheets, were $254,187 and $258,976 as of June 30, 2007 and December 31, 2006, respectively. The beneficial interests issued to third parties, reported as “Obligations under investment and payment agreements” on the Consolidated Balance Sheets, were $248,225 and $248,415 as of June 30, 2007 and December 31, 2006, respectively. Under the terms of these beneficial interests, the investors have the contractual right to redeem their investment at any time, with five business days notice. As of June 30, 2007 and December 31, 2006, the interest rates on these beneficial interests ranged from 3.62% to 3.99% and from 2.95% to 4.01%, respectively.

(6) Segment Information

Ambac Assurance has two reportable segments, as follows: (1) Financial Guarantee, which provides financial guarantees (including credit derivatives) for public finance and structured finance obligations; and (2) Financial Services, which provides payment agreements, interest rate, currency and total return swaps.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Ambac Assurance’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

Intersegment revenues include the premiums earned under those agreements. Ambac Assurance guarantees swap obligations and receives dividends from its Financial Services subsidiaries. Such premiums are determined as if they were premiums to third parties, that is, at current market prices. Financial Guarantee intersegment revenues included dividends of $0 and $11,000, respectively, from Financial Services, in the three and six months ended June 30, 2006, respectively. There were no intersegment dividends during the six months ended June 30, 2007.

The following tables summarize the financial information by reportable segment as of and for the three and six months ended June 30, 2007 and 2006:

(Dollars in thousands) Three months ended June 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2007:
Revenues:
External customers	$302,420	$4,686	$—	$307,106
Intersegment	652	—	(652)	—

Total revenues	$303,072	$4,686	$(652)	$307,106

Income before income taxes:
External customers	$251,886	$715	$—	$252,601
Intersegment	1,319	(1,319)	—	—

Total income before income taxes	$253,205	$(604)	$—	$252,601

Total assets	$11,195,476	$1,428,273	$—	$12,623,749

2006:
Revenues:
External customers	$341,213	$8,470	$—	$349,683
Intersegment	714	—	(714)	—

Total revenues	$341,927	$8,470	$(714)	$349,683

Income before income taxes:
External customers	$296,526	$4,578	$—	$301,104
Intersegment	1,388	(1,388)	—	—

Total income before income taxes	$297,914	$3,190	$—	$301,104

Total assets	$10,084,983	$1,160,606	$—	$11,245,589

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

(Dollars in thousands) Six months ended June 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2007:
Revenues:
External customers	$647,237	$14,906	$—	$662,143
Intersegment	1,459	—	(1,459)	—

Total revenues	$648,696	$14,906	$(1,459)	$662,143

Income before income taxes:
External customers	$548,905	$7,176	$—	$556,081
Intersegment	2,793	(2,793)	—	—

Total income before income	$551,698	$4,383	$—	$556,081

Identifiable assets	$11,195,476	$1,428,273	$—	$12,623,749

2006:
Revenues:
External customers	$681,999	$21,498	$—	$703,497
Intersegment	12,414	—	(12,414)	—

Total revenues	$694,413	$21,498	$(12,414)	$703,497

Income before income taxes:
External customers	$599,327	$13,893	$—	$613,220
Intersegment	13,762	(2,762)	(11,000)	—

Total income before income	$613,089	$11,131	$(11,000)	$613,220

Identifiable assets	$10,084,983	$1,160,606	$—	$11,245,589

The following table summarizes unaffiliated gross premiums written and net premiums earned and other credit enhancement fees included in the financial guarantee segment by location of risk for the three and six months ended June 30, 2007 and 2006:

(Dollars in thousands)	Three Months		Six Months
	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees
2007:
United States	$201,832	$185,540	$402,001	$363,090
United Kingdom	27,571	18,455	45,042	37,017
Other International	34,302	39,213	69,117	77,342

Total	$263,705	$243,208	$516,160	$477,449

2006:
United States	$213,823	$170,945	$385,629	$328,598
United Kingdom	57,440	16,735	73,586	32,105
Other International	42,947	38,362	74,769	74,817

Total	$314,210	$226,042	$533,984	$435,520

(7) Future Application of Accounting Standards

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In addition, SFAS 157 supersedes certain accounting guidance, which prohibited the recognition of day one gains on certain derivative transactions. With the adoption of SFAS 157, any remaining reserves for day one gains will be reflected as a cumulative effect adjustment to the opening balance of retained earnings. Ambac Assurance is currently evaluating the implications of SFAS 157 on its financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits reporting entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option may be applied instrument by instrument, is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years that begin after November 15, 2007. Ambac Assurance is currently evaluating the implications of SFAS 159 on its financial statements.

On April 18, 2007, the FASB issued an Exposure Draft (“ED”) for a proposed SFAS “Accounting for Financial Guarantee Insurance Contracts”, an interpretation of SFAS 60, “Accounting and Reporting by Insurance Enterprises”. The ED clarifies how SFAS 60 applies to financial guarantee insurance contracts issued by insurance enterprises, including the methodology to account for premium revenue and claim liabilities. The comment period for the ED ended on June 18, 2007 and the final Statement is expected to be issued in the first quarter of 2008. The final Statement shall be applied to existing and future financial guarantee insurance contracts. The cumulative effect of initially applying this final Statement will be recorded as an adjustment to the opening balance of retained earnings for that fiscal year.

In April 2007, the FASB issued FASB Staff Position (“FSP”) FIN 39-1, an amendment of FASB Interpretation No. 39. FSP FIN 39-1 permits fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a liability) to be offset against fair value amounts recognized for derivative instruments that are executed with the same counterparty under the same master netting arrangement. The decision to offset fair value amounts constitutes an accounting policy election by the entity. A reporting entity shall not offset fair value amounts recognized for derivative instruments without offsetting fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with earlier application permitted. An entity must recognize the effect of applying FSP FIN 39-1 retrospectively as a change in accounting principle for all financial statement periods presented, unless it is impracticable to do so. Ambac Assurance is currently evaluating the implications of FSP FIN 39-1 on its financial statements.